MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

901 NEW YORK AVENUE, N.W.                             1900 SOUTH ATHERTON STREET
SUITE 210 EAST                                                         SUITE 101
WASHINGTON, D.C.  20001                                 STATE COLLEGE, PA  16801
(202) 434-4660                                                    (814) 272-3502
FACSIMILE: (202) 434-4661                             FACSIMILE:  (814) 272-3514

JAMES C. STEWART                                     WRITER'S DIRECT DIAL NUMBER
STEWART@MALIZIALAW.COM                                            (202) 434-4671


VIA FACSIMILE AND EDGAR
-----------------------

November 6, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

ATTN:             Michael R. Clampitt, Esq.
                  Division of Corporation Finance

RE:               Osage Bancshares, Inc.
                  Registration Statement on Form S-1
                  ----------------------------------
                  File No. 333-137377

Dear Mr. Clampitt:

     Enclosed please find a letter from the above registrant requesting pursuant to Rule 461 that the effectiveness of the above-captioned Registration Statement be accelerated to 3:00 p.m. on Wednesday, November 8, 2006 or as soon thereafter as practicable. An acceleration request from the managing underwriter is also attached.

     Please do not hesitate to call the undersigned if you have any questions or require additional information.

                                                  Sincerely,

                                                  /s/James C. Stewart

                                                  James C. Stewart
Enclosure
cc:      Mr. Mark S. White, President
           Osage Bancshares, Inc.
         Charles E. Sloane, Managing Director
           Keefe, Bruyette & Woods, Inc.
         Dave Munchnikoff, Esq.
           Silver, Freedman & Taff, LLP
         Samuel J. Malizia, Esq.

                             OSAGE BANCSHARES, INC.
                              239 East Main Street
                            Pawhuska, Oklahoma 74056



                                November 6, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

         RE:      Osage Bancshares, Inc.
                  Registration Statement on Form S-1
                  File No. 333-137377

Dear Sir or Madam:

         We  hereby   request   acceleration   of  the   effectiveness   of  the
above-referenced Registration Statement to November 8, 2006 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

         We hereby acknowledge that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          o the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 OSAGE BANCSHARES, INC.



                                                 By:      /s/Mark S. White
                                                          ----------------------
                                                          Mark S. White
                                                          President and CEO

                         [LOGO] KEEFE, BRUYETTE & WOODS





                                November 6, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

         RE:      Osage Bancshares, Inc.
                  Registration Statement on Form S-1
                  File No. 333-137377

Dear Sir or Madam:

         We hereby request acceleration of the effectiveness of the above-referenced Registration Statement to Wednesday, November 8, 2006 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

                                                   KEEFE, BRUYETTE & WOODS, INC.



                                                   By:      /s/Douglas L. Reidel
                                                            --------------------
                                                            Douglas L. Reidel
                                                            Managing Director


        Keefe, Bruyette & Woods o 211 Bradenton Ave. o Dublin, Ohio 43017
                        614.766.8400 o Fax 614.766.8406